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                                  EXHIBIT

                                    99.1
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                                NEWS RELEASE




CONTACT:  Richard LeBlanc
          (214) 922-1550




     Dallas, Texas, May 11, 1994...Carl F. Thorne, Chairman and Chief Executive Officer of Energy Service Company, Inc. ("ENSCO" or the "Company"), stated that ENSCO is comfortable with the consensus 1994 earnings projection by Wall Street analysts for the Company, which is in the range of earnings per common share of 15 to 19 cents for the year ending December 31, 1994. ENSCO reported earnings of five cents per common share in the first quarter of 1994 on operating revenues of $65.4 million. "We expect the contributions from two jackup rigs recently acquired in the North Sea and four rigs under construction for contracts in Venezuela to help offset the softening of day rates for jackup rigs in the Gulf of Mexico. We expect strong utilization for our equipment to be a positive factor for the remainder of the year. Currently 28 of ENSCO's 29 offshore rigs are working. However, we caution that if market conditions in the Gulf of Mexico were to continue to deteriorate for the remainder of 1994, ENSCO's earnings in the second half of 1994 would be adversely affected."

     ENSCO, headquartered in Dallas, Texas, is engaged in providing contract drilling and related logistical and technical services to the international petroleum industry. ENSCO's common stock and preferred stock trade on the American Stock Exchange (ESV).
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